May 1, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Richmond Mutual Bancorporation, Inc.
Registration Statement on Form S-1 (File number 333-230184)
Request for Acceleration

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Richmond Mutual Bancorporation, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Monday, May 6, 2019, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

KEEFE, BRUYETTE & WOODS, INC.
By: /s/ Harold T. Hanley III Harold T. Hanley III Managing Director